                                                      Filer: The AES Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 001-12291

                                                     Subject Company: Gener S.A.
                                                   Commission File No: 001-13210

These materials contain forward-looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of Gener and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would", or similar expressions. These forward looking statements are not guarantees of future performances and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and Gener's filings with the SEC.

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These materials are for informational purposes only. It is not an offer to buy or a solicitation of an offer to sell any shares of AES common stock. The solicitation of offers to buy Gener common stock will only be made pursuant to a prospectus and related materials that AES has sent to Gener shareholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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AES has filed a Tender Offer Statement and an Exchange Offer Registration State ment with the Securities and Exchange Commission. We urge investors and security holders of Gener to read carefully the U.S. exchange offer regarding the proposed transaction because it contains important information about the transaction. Investors and security holders may obtain a free copy of the U.S. exchange offer and other documents filed by AES and Gener with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The U.S.

exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-755-3105.

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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.

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This document is being filed pursuant to Rule 425 under the Securities Act of 1933.

[AES LOGO]

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FOR IMMEDIATE RELEASE
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                                                   CONTACT: KENNETH R. WOODCOCK
                                                                 (703) 522-1315

           AES REACHES AGREEMENT WITH TOTALFINAELF TO SELL ARGENTINE
                                ASSETS OF GENER



ARLINGTON, VA, NOVEMBER 28, 2000 -- The AES Corporation today announced that it had entered into an agreement with TotalFinaElf providing, in the event that AES acquires control of Gener S.A., and following shareholder approval, for the sale by Gener to TotalFinaElf of all of Gener's Argentine electricity generation and transmission assets. The aggregate purchase price for the Argentine assets, including a loan held by Gener in Piedra del Aguila, is approximately $652 million. In addition to customary conditions, the sale would be subject to completion of satisfactory due diligence by TotalFinaElf.

Naveed Ismail, President of AES Andes, stated "The agreement with TotalFinaElf puts the interests of shareholders and other stakeholders and all the parties in the best possible position. For AES, the transaction would permit Gener to increase the focus on Chile, its most important market, and makes sense for AES due to existing business concentration in Argentina. For Gener, it improves the risk profile of its activities and reduces substantially its consolidated indebtedness. The agreement also gives TotalFinaElf the opportunity to participate in the Argentine assets originally sought from Gener."

As previously announced, AES is offering to purchase all outstanding Gener American Depositary Shares in the U.S. for AES common stock having a value of $16 per ADS and 3,466,600,000 Gener shares in Chile at the Chilean peso equivalent price per share in cash. The AES offers are conditioned on, among other things, the amendment of Gener's Bylaws to remove the provisions limiting to 20% the ownership of shares by any one person or group. Gener has called a shareholders meeting for December 12, 2000 for shareholders to vote on the proposed bylaw amendments.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and thirty seven facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.